July 28, 2017

VIA EDGAR AND ELECTRONIC DELIVERY

John Ganley, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Gladstone Investment Corporation – Post-effective Amendment No. 5 to Universal Shelf Registration Statement on Form N-2, File No. 333-204996 (the “Registration Statement”)

Dear Mr. Ganley:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to be declared effective on July 28, 2017 or as soon thereafter as possible.

Very truly yours,

GLADSTONE INVESTMENT CORPORATION

By:	/s/ Julia Ryan
Name:	Julia Ryan
Title:	Chief Financial Officer

Cc:	Sehrish Siddiqui